July 2, 2019 Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Re:	Alaia Market Linked Trust, Series 1-5 Amendment No. 1 to Registration Statement on Form S-6 Filed July 2, 2019 File Nos.: 333-231414 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on July 2, 2019 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the m+ Buffered Fund, Alaia Market Linked Trust, Series 1-5, a series of the Alaia Trust. The Amendment incorporates responses to the comments transmitted telephonically by the Staff.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Investment Objective (Page 3)

Add the disclosure “reduced by the trust’s fees and expenses” to the end of the first sentence of the first paragraph.

We have added this disclosure so that the sentence now reads “The trust seeks to provide a percentage return per unit on the Series Mandatory Dissolution Date equal to any percentage increase in the value of the Reference Asset relative to the Initial Reference Value (the “Equal Upside”), while also providing protection against the first [ ]% decrease (the “Buffer”) in the value of the Reference Asset, reduced by the amount of the trust’s fees and expenses.”

Mayer Brown LLP operates in combination with other Mayer Brown entities, which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz

U.S. Securities and Exchange Commission

July 2, 2019

Principal Investment Strategy (Page 3)

Disclose that the effect of both the Equal Upside and the Buffer is reduced by the trust’s fees and expenses.

We have revised both bullet points on the bottom of page 3 to add the phrase “, reduced by the amount of the trust’s fees and expenses.”

Hypothetical Performance Return Examples (Page 4)

Revise the explanations under the first two graphs to disclose that the effect of both the Equal Upside and the Buffer, as compared to a direct investment in the Reference Asset, would be reduced by the amount of the trust’s fees and expenses.

We have clarified in the explanations under both graphs that the effect of both the Equal Upside and the Buffer, as compared to a direct investment in the Reference Asset, would be reduced by the amount of the trust’s fees and expenses.

Fees and Expenses Table (Page 17)

In footnote (3), please confirm that units purchased after the close of the initial offering period will not be subject to the creation and development fee.

We have made this change in footnote (3) on page 17.

Fees and Expenses Table (Page 17)

Please provide us with a completed fee table and Example at least 48 hours prior to submitting a request for acceleration.

The Alaia Trust will submit a completed fee table and example within this timeline.

GENERAL COMMENTS

1.           Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The Alaia Trust does not expect to submit any exemptive applications or no-action requests in connection with the registration statement.

2.           We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

3.           Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

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Edward P. Bartz

U.S. Securities and Exchange Commission

July 2, 2019

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Mingli Wu